Exhibit 99.1

ICON plc: Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 28 November, 2011 it purchased for cancellation 1,809 Ordinary Shares, at an average price of $16.7588.

Following the cancellation of these shares, the Company will have 60,473,044 Ordinary Shares in issue.